EXHIBIT 12.1

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Six Months Ended June 30

	2002	2001
	(Unaudited)

FIXED CHARGES
Interest expense	$61.3	$95.0
Portion of rentals deemed interest	.6	.5

TOTAL FIXED CHARGES	$61.9	$95.5

EARNINGS
Income before taxes	$12.4	$6.5
Fixed charges	61.9	95.5

EARNINGS AS DEFINED	$74.3	$102.0

RATIO OF EARNINGS TO FIXED CHARGES	1.20x	1.07x

The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR.  See Exhibit 12.2. Income before taxes for the six months ended June 30, 2001 has been adjusted to exclude $.7 pretax income from the cumulative effect of the accounting change related to FAS 133.